Filed Pursuant to Rule 433
Registration Statement No. 333-183920
 December 3, 2014

Issuer Free Writing Prospectus

Republic of Chile
US$1,060,131,000 3.125% Notes due 2025
Final Terms and Conditions
As of December 3, 2014

Issuer:	Republic of Chile.

Title:	3.125% Notes due 2025.

Ratings(1):	Aa3/AA-/A+ (Moody’s/S&P/Fitch).

Currency:	U.S. Dollars (US$).

Principal amount:	US$1,060,131,000.

Maturity date:	March 27, 2025.

Settlement date (T+7):	December 12, 2014.

Benchmark Treasury:	UST 2.250% due November 15, 2024.

Benchmark Treasury Price/Yield:	99-22/2.285%.

Spread to Benchmark Treasury:	+90 basis points.

Yield to Maturity:	3.185%.

Public Offering Price:	99.466% plus accrued interest, if any, from December 12, 2014.

Interest:	3.125% per annum payable semi-annually in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on March 27 and September 27 of each year, commencing on September 27, 2015.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof.

Day count:	30/360.

Type:	SEC Registered; Global.

CUSIP/ISIN:	168863 BW7/US168863BW77.

Option to Increase or Decrease the Size of the Offering

The aggregate principal amount of the Notes may be increased or reduced. See “Summary of the Offering — Further Issues”; and “Summary of the Offering — Option to Decrease or Increase the Size of the Offering.”

Concurrent Offering:

The Republic of Chile is also offering €800,000,000 aggregate principal amount of its Euro-denominated 1.625% Notes due 2025 in a transaction registered with the Securities and Exchange Commission (the “SEC”). See “Summary of the Offering — Concurrent Offering.”

Governing Law:	New York.

Listing:	Application has been made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF market.

Joint Bookrunners/Allocation:	Citigroup Global Markets Inc. (US$353,377,000) HSBC Securities (USA) Inc. (US$353,377,000) Santander Investment Securities Inc. (US$353,377,000)

(1) The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

•                  http://www.sec.gov/Archives/edgar/data/19957/000104746914009676/a2222395z424b5.htm

•                  http://www.sec.gov/Archives/edgar/data/19957/000104746914009658/0001047469-14-009658-index.htm

Delivery of the notes is expected on or about December 12, 2014, which will be the seventh business day following the date of pricing of the notes. Under Rule 15c6—1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes on the pricing date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, and Santander Investment Securities Inc. at 1-212-407-7822.